May 30, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Brian McAllister
Raj Rajan
John Coleman
Craig Arakawa

Re:	Snow Lake Resources Ltd. Form 20-F for the Fiscal Year Ended June 30, 2023 Filed October 31, 2023 File No. 001-41085

Ladies and Gentlemen:

We hereby submit the response of Snow Lake Resources Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated April 19, 2024, providing the Staff’s comments with respect to the Company’s Form 20-F for the fiscal year ended June 30, 2023 (the “Annual Report”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F/A for the Fiscal Year Ended June 30, 2023

Item 4. Information on the Company, page 39

1.

We note your response to comment 4 and we reissue the comment. Please revise subsequent filings to provide the point of reference with each resource table, such as insitu, mill feed, saleable product, etc, as required by Item 1304(d)(1) of Regulation S-K.

Please provide a draft of your proposed future revision with your response.

1.Response: The Company respectfully acknowledges the Staff’s comment and has amended the section titled “Our Exploration Target – Snow Lake Lithium Project™ - Mineral Resources” starting on page 35 of the Annual Report by adding more information for the point of reference of the mineral resource tables. The updated point of reference information for the mineral resource tables are presented below:

U.S. Securities and Exchange Commission May 30, 2024

Grass River and Thompson Brothers Underground- Summary of Lithium Mineral Resources at the End of the Fiscal Year Ended June 30, 2023 based on a 6% Li2O Lithium Concentrate Price of $3,500.

	Resources
	Amount (Tonnes)	Grades (%Li2O)	Cut-off Grade (%Li2O)	Metallurgical Recovery (%)
Measured Mineral Resources	664,540	1.15	0.3	77
Indicated Mineral Resources	6,275,985	1.11	0.3	77
Measured + Indicated Mineral Resources	6,940,525	1.13	0.3	77
Inferred Mineral Resources	774,657	1.03	0.3	77

•Classification of Mineral Resources is in accordance with S-K 1300 classification system.

•Mineral Resources were independently prepared by ABH Engineering Inc.

•Mineral Resources are reported in-situ, exclusive of mineral reserves. There are no mineral reserves for the project.

•Mineral resource estimates do not have demonstrated economic viability and include inferred resources that are too speculative in nature. Mineral Resources are materially affected by changes to the market, permitting, environmental, legal, taxation, or other factors.

•The mineral resources presented are for the Grass River and Thompson Brothers underground deposits.

•Mineral Resources were estimated using a mining cut-off grade for underground material of 0.3% Li2O based on a 6% Li2O concentrate price of $3,500/tonne and a mining stope width of 4m.

•The following unit costs were used: underground mining cost $33.46/tonne using open-stoping techniques, sorting cost of $1.50/tonne, milling cost of $15.82/tonne, transportation cost of 6% Li2O product of $15/tonne, and G&A cost of $1.00/tonne mined.

•A 2500 tonne per day mill rate was used.

•The resources are presented undiluted.

•Values may not sum due to rounding.

•Mineral Resource estimates have an effective date of June 30, 2023.

Grass River Open Pit- Summary of Lithium Mineral Resources at the End of the Fiscal Year Ended June 30, 2023 based on a 6% Li2O Concentrate Price of $3,500.

	Resources
	Amount (Tonnes)	Grades (%Li2O)	Cut-off Grade (%Li2O)	Metallurgical Recovery (%)
Measured Mineral Resources	84,092	0.98	0.05	91
Indicated Mineral Resources	284,021	1.03	0.05	91
Measured + Indicated Mineral Resources	368,113	1.01	0.05	91
Inferred Mineral Resources	232,462	0.87	0.05	91

•Classification of Mineral Resources is in accordance with S-K 1300 classification system.

•Mineral Resources were independently prepared by ABH Engineering Inc.

•Mineral Resources are reported in-situ, exclusive of mineral reserves. There are no mineral reserves for the project.

•Mineral resource estimates do not have demonstrated economic viability and include inferred resources that are too speculative in nature. Mineral Resources are materially affected by changes to the market, permitting, environmental, legal, taxation, or other factors.

•The mineral resources presented are for the Grass River open pit deposit.

U.S. Securities and Exchange Commission May 30, 2024

•Mineral Resources were estimated using a mining cut-off grade for open pit material of 0.05% Li2O based on a 6% Li2O concentrate price of $3,500/tonne; direct shipped material (“DSO”) consisting of spodumene containing 1.3% Li2O at a price of $504/tonne and a minimum mining selectivity block size of 4m x 4m x 4m.

•The following unit costs were used: mining cost $4.85/tonne using open pit mining, sorting cost of $1.50/tonne, milling cost of $15.82/tonne, transportation cost for 6% Li2O product of $15/tonne, transportation cost for 1.3% Li2O DSO product of $100/tonne, and G&A cost of $0.50/tonne mined.

•A 2500 tonne per day mill rate was used.

•The resources are presented undiluted.

•Values may not sum due to rounding.

•Mineral Resource estimates have an effective date of June 30, 2023.

The Company also updated this information on pages 25-26 and 133-134 of the Technical Report Summary.

The Company will also revise subsequent filings to provide the point of reference with each resource table as required by Item 1304(d)(1) of Regulation S-K.

2.	Please revise subsequent annual filings to remove highly technical data, as required by Item 1301(d)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has removed highly technical data and illustrations under item 4.B. of the Annual Report, while retaining the information in the Technical Report Summary. This includes highly technical data and graphs related to sampling, internal control, cash flow models, and climate.

Item 19. Exhibits

96.1, page 124

3.

In response to comment 8 we note that you have included the cash flow models in your amended 20-F filing, however this information is required to be included in your technical report summary. Please revise your technical report summary to include the cash flow models.

In the revised technical report summary also include the cut-off grade equations with the assumptions, as provided in response to comment 6.

Response: The Company respectfully acknowledges the Staff’s comment and has added the cut-off grade equations and the cash flow models to the Technical Report Summary on pages 143-144 and 229-232.

4.

We note that you have used a $3500/tonne 6% lithium concentrate price to determine mineral resources and that you have also used this price in the optional resource economic analysis. We note the current price of 6% lithium concentrate is substantially lower than $3500/tonne, and the forecasted price, as reflected in Figure 14 of your amended Form 20-F filing, is also substantially less that $3500/tonne. Additionally, the current price of 6% lithium concentrate is outside the range of values in the sensitivity analysis that is included on page 226 of your Snow Lake Technical Report Summary.

Considering the foregoing, please be advised that Item 1304(f)(2) of Regulation S-K requires all material assumptions pertaining to a Registrant's mineral resources to be current at the end of a Registrant's fiscal year end. This requires an assessment of all material assumptions, including pricing, and, if necessary, filing an updated technical report summary. Please tell us if it is your intention to update your mineral resources and technical report summary, and the timing of such a revision.

U.S. Securities and Exchange Commission May 30, 2024

Response: The Company respectfully acknowledges the Staff’s comment and would respectfully like to advise Staff that at the time of the Company’s fiscal year ended June 30, 2023, the $3500/tonne 6% lithium concentrate price was current. However, as Staff notes the current price of 6% lithium concentrate is substantially lower than $3500/tonne, and the forecasted price, as reflected in Figure 14 of our amended Form 20-F filing, is also substantially less that $3500/tonne. The Company is currently assessing all material assumptions, including pricing. The Company would respectfully like to advise Staff that it is not the Company’s intention to update its mineral resources and technical report summary at this time, other than the as revised version of the Technical Report Summary filed as Exhibit 15.4 in Amendment No. 2 to our Form 20-F as the Company believes that the Snow Lake Lithium™ Project is no longer material.

Per item 1301(c) of Regulation S-K, when determining whether its mining operations are material, a registrant must:

(1) Consider both quantitative and qualitative factors, assessed in the context of the registrant's overall business and financial condition;

(2) Aggregate mining operations on all of its mining properties, regardless of the stage of the mining property, and size or type of commodity produced, including coal, metalliferous minerals, industrial materials, and mineral brines; and

(3) Include, for each property, as applicable, all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing.

In making its determination that the Snow Lake Lithium Project is no longer material, the Company reviewed the current state of the lithium market and the effect the current lithium market has on the Snow Lake Lithium Project.

The lithium market currently remains depressed.  Lithium prices continue to remain low after a stratospheric rise in 2022, followed by a precipitous 80% drop during 2023.  Demand for lithium continues to be weak, and a number of major global lithium producers continue to curtail production until the lithium market and lithium prices recover.

While long term forecasts for lithium demand and lithium prices remains strong over the next decade, there is considerable uncertainty as to when demand and prices will recover.  Industry experts feel that recovery in both demand and prices will take at least 2-3 years to begin.

Competition amongst lithium exploration and development companies, particularly in Canada, is intense and few projects will ultimately proceed through development, permitting, financing, construction and into commercial production.  At current lithium prices, few if any, lithium development projects have the size and scale such that they can be considered economic, and as a result, few if any, will be able to secure the financing necessary to be developed and placed into production.

One of the principal drivers of lithium demand is the electric vehicle (“EV”) market.  While the EV market remains strong in China, in North America, uptake of EVs has slowed and major North American OEMs have slowed, curtailed or abandoned EV programs, until demand for EVs picks up.  North American OEMs are continuing to add hybrid vehicles to the product offering, until demand for EVs picks up.

The project economics of the Snow Lake Lithium Project are affected by a number of internal and external factors.  Internal factors include size, grade, throughput, infrastructure, permitting and project debt capacity of the project.  External factors include the lithium market, lithium prices, supply and demand for lithium, current lithium producers, lithium development projects, and availability of exploration, development and construction financing.

U.S. Securities and Exchange Commission May 30, 2024

Looking at internal factors for the Snow Lake Lithium Project:

a)the scale of the project is small, and does not enjoy the economies of scale of a larger, higher-grade project;

b)the mineral resource estimate is small, when calculated at historical lithium prices, and will become smaller when at current lithium prices;

c)the grade is low;

d)the project is remote and will require extensive infrastructure to support development and operations, including power, water, highway and rail transportation, at significant cost;

e)the net present value and internal rate of return, at current lithium prices, will be reduced from those at historical lithium prices; and

f)overall project economics at current lithium will be reduced to the point where the project will not generate a net present value and rate of return that would be attractive to investors, and would not support further exploration, development and/or construction financing;

Looking at external factors for the Snow Lake Lithium Project:

a)the lithium market is currently depressed and industry experts do not forecast a recovery for a minimum of 2 to 3 years;

b)lithium prices suffered an 80% drop in 2023 and do not show any signs of a sustained recovery;

c)lithium supply has been curtailed as major global lithium producers have scaled back production until lithium prices recover;

d)lithium demand remains weak, and recovery in demand will be driven by recovery of growth in the EV market;

e)competition amongst lithium exploration and development companies for projects, personnel and financing is intense; and

f)financing will be provided to those companies whose projects have size, scale, grade, infrastructure, and project economics that are superior to others.

As a result of the above, the Company is of the view that the Snow Lake Lithium Project does not have the scale, size, grade or project economics to make it an attractive development project, and as a result, the Company feels it is not able to generate or create any shareholder value from the further development of the Snow Lake Lithium Project.

During the second half of the year (“H2”) 2023, the Company raised CAD$7.7 million in a “flow-through” share financing.  However, due to the state of the lithium market, the continuing decline in lithium prices, and the other factors described above, the Company decided to limit spending on the Snow Lake Lithium Project and spent less than USD$2 million on exploration and evaluation expenses for the six months ended December 2023.  The Company felt expending any additional funds on continued exploration of the Snow Lake Lithium Project would not create any shareholder value.  This is in comparison to the USD$21 million incurred by the Company in exploration and evaluation expenditures on the Snow Lake Lithium Project during 2022 and the first half of the year (“H1”) 2023, when the lithium market was buoyant and lithium prices were at all-time highs.

U.S. Securities and Exchange Commission May 30, 2024

Upon completion of financial year 2024 (“FY2024”) on June 30, 2024, the Company, its Board, its Audit Committee and its Auditors will most likely be obligated to look for indicators of impairment on the Snow Lake Lithium Project.  The results of that analysis, and any conclusion regarding potential impairment will be reviewed, discussed and decided during the audit of the FY2024 financial statements.  If the determination that there is impairment of the Snow Lake Lithium Project, then there will be a potential significant write-down of that asset, a reduction in exploration and evaluation expenditures, and a significant loss for FY2024.

The Company has a number of other mineral projects that it feels provide a better opportunity to both attract financing for exploration and development, and to generate and create shareholder value.

The Shatford Lake Lithium Project, acquired by the Company in late December 2023, is contiguous to the Tanco lithium mine located in Southern Manitoba and which has been in production for the past 50 years.  The exploration target is the potential continuation of the high-grade Tanco lithium, tantalum and cesium ore body onto the Shatford Lake Lithium Project.

The Engo Valley Uranium Project, acquired by the Company in February 2024, is an exploration stage uranium project located in the Skeleton Valley, Namibia.  This project was the subject to previous exploration by Gencor in the 1970’s and Gencor discovered uranium mineralization and calculated a non-current mining code mineral reserve estimate.  No exploration has been undertaken on this project since the 1970’s.  Given uranium’s role in the clean energy transformation, and Namibia’s position as the third largest global uranium producer, the Company felt that exploration of this project, with know uranium mineralization, has the potential to create shareholder value.

The Black Lake Uranium Project, acquired by the Company in April 2024, is an exploration stage uranium project located in the Athabasca Basin, Saskatchewan, home to the world’s largest and highest-grade uranium deposits and mines.  This project was subject to previous exploration in the 1950’s and 1970’s and a number of non-current mining code mineral reserve estimates were calculated on this project.  No exploration has been undertaken on this project since the 1970’s.  Like the Engo Valley Uranium Project, the Company feels that with the push by COP 28 to triple global nuclear capacity by 2050, the potential to prove a uranium mineral resource on this project holds the potential to create shareholder value.

Saskatchewan is currently the second largest, with Namibia being the third largest, global producer of uranium.  The current uranium market is more positive than the current lithium market, as the recognition of nuclear energy as part of the clean energy transition, the COP28 target of tripling global nuclear capacity by 2050, the significant underinvestment in uranium exploration, development and mining over the past 2 decades, the pending shortfall of uranium supply compared with demand over the next decade, the increase in uranium prices, and the recent US ban on imports of Russian uranium, all underpin the potential of uranium exploration, development and production as both a component part of the clean energy transition and the creation of shareholder value for shareholders of the Company.

As a non-revenue generating company, the Company is dependent upon the capital markets to raise financing to fund its exploration and development activities.  At the present time, given the current state of the lithium market, and the state of the EV transition in North America, there is little to no investor interest in lithium projects, and hence, no ability to raise financing to explore lithium projects.

Conversely, given the state of the uranium market, and the factors described above, there is significant investor interest in uranium projects, and ample capital is available to companies exploring and developing uranium projects.  The Company intends to spend its exploration dollars on the Shatford Lake Lithium Project and the two uranium projects, with limited funds being spent on the Snow Lake Lithium project.  Accordingly, exploration and evaluation expenditures will increase in H2 2024  as the Company conducts exploration activities on three projects.

U.S. Securities and Exchange Commission May 30, 2024

Accordingly, the focus of the Company has shifted to spend the majority of its time and exploration and evaluation expenditures on its two uranium projects, and the Shatford Lake Lithium Project, as these projects hold the potential for proving mineral resource estimates that will create more shareholder value than continuing exploration and development work on the Snow Lake Lithium Project.  The Company has no intention of abandoning the Snow Lake Lithium Project, however, further exploration and development activities have been paused until the lithium market recovers, lithium prices recover, investor interest in the lithium sector returns, and capital once again becomes available to fund exploration and development of lithium projects.

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Frank Wheatley, Chief Executive Officer Snow Lake Resources Ltd.